UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission file number 001-39355

BROOKFIELD RENEWABLE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K are incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on August 3, 2020 (File No. 333-240282).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 29, 2020, Brookfield Renewable Corporation (“BEPC”) acquired interests in certain subsidiaries (the “BEPC Operating Subsidiaries”) of Brookfield Renewable Energy L.P. (“BRELP”) (collectively with certain related transactions, the “BEPC Reorganization”) in connection with the previously announced special distribution by Brookfield Renewable Partners L.P. (“BEP”) of class A exchangeable subordinate voting shares of BEPC. On July 31, 2020, BEPC and BEP completed the acquisition of all of the outstanding shares of Class A common stock (the “TERP Shares”) of TerraForm Power, Inc. (“TerraForm Power”), other than the approximately 62% of TERP Shares owned by BEP and its affiliates (the “TERP Acquisition”).

Concurrent with closing of the TERP Acquisition, (i) an indirect subsidiary of Brookfield Asset Management Inc. (“Brookfield”) entered into a voting agreement with BEPC, which is a controlled subsidiary of BEP, giving BEPC certain voting rights over the TERP Shares owned by Brookfield, and (ii) BEP and BRELP entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP Shares controlled by BEP (collectively, the “TERP Voting Agreements”).

The transfer of control of TerraForm Power to BEPC, a controlled subsidiary of BEP, in connection with the TERP Voting Agreements was accounted for as a reorganization of entities under common control and consequently BEPC’s annual consolidated audited financial statements have been updated to reflect the consolidation of the BEPC Operating Subsidiaries retrospectively to January 1, 2017, and the consolidation of TerraForm Power as of October 17, 2017, the date that TerraForm Power and BEP came under the common control of Brookfield.

Accordingly, included herein as Exhibit 99.1 are the recast consolidated audited financial statements and related notes of BEPC as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019 (the “Audited Consolidated Financial Statements”). Included herein as Exhibit 99.2 is Management’s Discussion and Analysis (the “Management’s Discussion and Analysis”), which relates to the Audited Consolidated Financial Statements. BEPC previously included the financial statements and management’s discussion and analysis of the United States, Brazilian and Colombian Operations of BEP in BEPC’s and BEP’s Form F-1/F-4 Registration Statement (File Nos. 333-234614 and 333-234614-01) declared effective by the Securities and Exchange Commission on June 29, 2020 (the “Registration Statement”).

This Report on Form 6-K is being filed only for the purpose described above. No attempt has been made in this Report on Form 6-K to modify or update disclosures in the Registration Statement. Information within the Registration Statement is not affected by this Report on Form 6-K, is unchanged and reflects the disclosure made at the time of the filing of the Registration Statement. Accordingly, this Report on Form 6-K should be read in conjunction with the Registration Statement.

Exhibit Index

Exhibit	Description

99.1	Audited Consolidated Financial Statements

99.2	Management’s Discussion and Analysis

99.3	Consent of Ernst & Young LLP, dated November 20, 2020

99.4	Amended and Restated Business Acquisition Report of Brookfield Renewable Corporation dated November 20, 2020.

99.5	Press Release, dated November 20, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE CORPORATION

Date: November 20, 2020	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary